Exhibit 2

(Information provided as of June 23, 2003 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
Clal Industries and Technologies (1997) Ltd.
Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
 (citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation
Gil Milner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Controller of Clal Industries

Gonen Bieber * 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Finance Manager of Clal Industries

*                               Mr. Bieber is a dual citizen of Israel and the Republic of Germany.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.